Exhibit H-2


       SUGGESTED FORM OF NOTICE OF PROPOSED TRANSACTIONS


Arkansas Power & Light Company  (70-7571)


          Arkansas Power & Light Company ("AP&L"), 425 West Capitol Avenue, 40th Floor, P.O. Box 551, Little Rock, Arkansas 72201, a subsidiary of Entergy Corporation, a registered holding company, has filed a post-effective amendment to its Application-Declaration under Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935 ("Act").

          Pursuant to Commission authorization (HCAR Nos. 24787 and 24917, December 20, 1988 and July 7, 1989, respectively) (the "Orders"), AP&L entered into a Fuel Lease, dated as of December 22, 1988 (the "Lease"), with River Fuel Trust #1 (the "Trust") under which AP&L leases nuclear fuel required for use at its Arkansas Nuclear One Generating Station ("ANO"). Under the terms of the Lease, the Trust makes payments to suppliers, processors and manufacturers necessary to provide nuclear fuel for ANO, or AP&L makes such payments and is reimbursed by the Trust.

          In accordance with the terms of the Orders, AP&L consented to allow the Trust to finance the acquisition of up to $250 million of nuclear fuel through (i) a maximum commitment of $65 million under a Credit Agreement, dated as of December 22, 1995, with Union Bank of Switzerland, Houston Agency (the "Credit Agreement"), and (ii) the issuance by the Trust of up to $185 million of secured notes ("Secured Notes") pursuant to Secured Note Agreements entered into with certain institutional lenders.

          Under the Credit Agreement, the Trust may issue and sell its commercial paper through an agent under a Depositary Agreement supported by an irrevocable direct-pay letter of credit issued by the Bank. Alternatively, the Trust can make revolving credit borrowings from the Bank evidenced by the Trust's promissory notes.

          In order to obtain more flexibility for its nuclear fuel acquisition program and because of favorable conditions in the commercial paper market, AP&L now proposes that the Trust enter into either (a) an amendment to the Credit Agreement increasing the maximum commitment thereunder to $250 million ("Amended Credit Agreement"), or (b) if alternative bank financing becomes available on more favorable terms, a new credit agreement in replacement of the Credit Agreement providing for a maximum commitment of $250 million ("Successor Credit Agreement").

          Under the terms of the Lease, the Trust may not amend the Credit Agreement or enter into any successor credit agreement without the consent of AP&L. Authorization is requested for AP&L to consent to the execution by the Trust of the Amended Credit Agreement or Successor Credit Agreement; provided, however, that
(a) the Trust's combined obligations under the Amended Credit Agreement (or Successor Credit Agreement) and the outstanding Secured Notes shall at no time exceed the $250 million currently authorized by the Commission, and (b) all of the other terms and conditions of the Amended Credit Agreement (or Successor Credit Agreement) shall continue to be within the parameters authorized by the Orders.

          The Post-Effective Amendment to the Application-Declaration and any further amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a
hearing should submit their views in writing by            ,
1995, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants and declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application-Declaration as so amended, may be granted and/or permitted to become effective.

               For the Commission, by the Division of Investment
Management, pursuant to delegated authority.


                                        ____________________
                                             Secretary